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Pure Grind Fitness and Performance

Gym / Fitness Center

3925 Perimeter West Drive
Charlotte, NC 28214
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $10,000 invested.
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THE PITCH
Pure Grind Fitness and Performance is seeking investment to purchase new equipment.
Generating RevenueOperating Pop-upsFirst Location
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OUR STORY

Pure Grind Fitness and Perfomance was started by Demarta Johnson and Xavier Boyce. Two former athlet
pro level.

Pure Grind was started because the passion of working out never left the two, and instead of playing the t
start meeting their fitness and performance goals.
Pure Grind Fitness and Performance was mobile for four years before locking down a Brick and Mortar loc
Mobile Training has led to a tremendous expansion of Pure Grind Fitness clientele.
In addition to building physical strength, Pure Grind Fitness focuses on the mental, spiritual and emotional
clients.
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BOOTY BLAST W/ PURE GRIND

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THE TEAM

Xavier Boyce

Co owner

Corporate Recruiter, Pepsico, October 2020 to Present

Demarta Johnson

Co owner

National Recruiter, Apex Systems, Nov 2018 to Present

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Operating capital, equipment, supporting low income families who want to exercise $18,800

Mainvest Compensation $1,200

Total $20,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $123,000 $246,000 $369,000 $461,250 $516,600

Legal Business Name Pure Grind Fitness

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

$1.8\times$

Investment Multiple $1.6\times$

Business's Revenue Share 4%-8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date July 1, 2027

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Pure Grind Fitness and Performance's
Fitness and Performance may require additional funds from alternate sources at a later date.

No operating history

Pure Grind Fitness and Performance was established in July 2021. Accordingly, there are limited financial s
investors to review. When evaluating this investment opportunity, investors should consider factors outline

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees
a Note is not like that at all. The ability of Pure Grind Fitness and Performance to make the payments you e
money back, depends on a number of factors, including many beyond our control.

Limited Services

Pure Grind Fitness and Performance operates with a very limited scope, offering only particular services to
vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these
additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the
hold your investment for its full term.

The Company Might Need More Capital

Pure Grind Fitness and Performance might need to raise more capital in the future to fund/expand operatio
new team members, market its services, pay overhead and general administrative expenses, or a variety o
that additional capital will be available when needed, or that it will be available on terms that are not adver
Pure Grind Fitness and Performance is unable to obtain additional funding when needed, it could be force
cease operations altogether.

Changes in Economic Conditions Could Hurt Pure Grind Fitness and Performance

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, o
declining employment, changes in real estate values, changes in tax policy, changes in political conditions
other factors are unpredictable and could negatively affect Pure Grind Fitness and Performance's financia
operate. In the event Pure Grind Fitness and Performance ceases operations due to the foregoing factors,
to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Pure
Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kin
public offering of shares (for example, publicly-traded firms must generally provide investors with quarter
have been audited by an independent accounting firm). Although Title III does require extensive informatic
different decision if you had more information.

Lack of Ongoing Information

Pure Grind Fitness and Performance will be required to provide some information to investors for at least 1
However, this information is far more limited than the information that would be required of a publicly-repo
and Performance is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

If Pure Grind Fitness and Performance needs more capital in the future and takes on additional debt or oth investors might have rights superior to yours. For example, they might have the right to be paid before you have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchar

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc to have an audit committee made up entirely of independent members of the board of directors (i.e., direc relationships with Pure Grind Fitness and Performance or management), which is responsible for monitorin Performance's compliance with the law. Pure Grind Fitness and Performance will not be required to impler protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Pure Grind F more successful than your initial expectations.

You Do Have a Downside

Conversely, if Pure Grind Fitness and Performance fails to generate enough revenue, you could lose some

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Pure Grind Fitness and Performance, and the revenu Performance can go up or down (or even disappear altogether) unpredictably, it is impossible to predict h And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other e

Subordination

The Notes shall be subordinated to all indebtedness of Pure Grind Fitness and Performance to banks, com equipment financing institutions, and/or other institutions regularly engaged in the business of lending mo

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

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